Exhibit 12.1

Moog, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended March 31,		Fiscal Year
	2004	2003	2003	2002	2001	2000	1999
Earnings:
Earnings before income taxes	$38,751	$27,790	$58,249	$52,990	$42,013	$38,615	$36,728
Fixed charges included in earnings	8,886	13,669	22,809	31,794	36,975	38,260	32,796

Earnings	$47,637	$41,459	$81,058	$84,784	$78,988	$76,875	$69,524

Fixed charges:
Interest expense	$6,019	$10,783	$17,122	$26,242	$32,054	$33,271	$28,188
Amortization of debt issuance costs	639	588	1,092	1,174	1,177	1,293	1,413
Interest component of rent expense	2,228	2,298	4,595	4,378	3,744	3,696	3,195

Fixed charges	$8,886	$13,669	$22,809	$31,794	$36,975	$38,260	$32,796

Ratio of Earnings to Fixed Charges	5.4	3.0	3.6	2.7	2.1	2.0	2.1